Exhibit 99.1

GOLD RESERVE INC.

June 30, 2024

Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

1

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in U.S. dollars)

			June 30, 2024	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$36,514,761	$8,529,162
Term deposits (Note 5)			11,178,786	29,361,215
Marketable equity securities (Note 6)			2,394,662	1,175,892
Prepaid expense and other			580,009	289,488
Total current assets			50,668,218	39,355,757
Property, plant and equipment, net (Note 7)			376,671	384,390
Total assets			$51,044,889	$39,740,147
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses			$3,010,372	$713,485
Income tax payable (Note 10)			10,101,784	9,707,779
Severance accrual (Note 9)			–	743,511
Total current liabilities			13,112,156	11,164,775

Total liabilities			13,112,156	11,164,775

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			317,227,066	302,681,173
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2024…104,019,426	2023…99,548,711
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			24,026,399	23,661,590
Accumulated deficit			(323,946,104)	(318,392,763)
Total shareholders' equity			37,932,733	28,575,372
Total liabilities and shareholders' equity			$51,044,889	$39,740,147

Contingencies (Notes 3 and 9)

Subsequent Events (Note 12)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

/s/ James P. Tunkey /s/ Yves M. Gagnon

2

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
INCOME (LOSS)
Interest income	$478,400	$471,873	$950,350	$929,203
Unrealized gain on equity securities (Note 6)	287,994	303,152	1,218,770	339,084
Foreign currency gain (loss)	(22,641)	9,831	(32,379)	4,526
	743,753	784,856	2,136,741	1,272,813
EXPENSES
Corporate general and administrative (Notes 3 and 9)	2,224,760	979,093	3,285,443	2,032,173
Legal and accounting	849,563	416,801	1,527,144	710,771
Enforcement of Arbitral Award (Note 3)	1,621,914	549,901	2,469,848	733,832
Write-down of assets held for sale (Note 7)	–	193,750	–	193,750
Exploration costs	6,868	7,748	13,642	18,182
Equipment holding costs	–	41,333	–	81,941
Total Expense	4,703,105	2,188,626	7,296,077	3,770,649

Net loss before income tax for the period	$(3,959,352)	$(1,403,770)	$(5,159,336)	$(2,497,836)
Income tax expense (Note 10)	(198,962)	–	(394,005)	–

Net loss and comprehensive loss for the period	$(4,158,314)	$(1,403,770)	$(5,553,341)	$(2,497,836)

Net loss per share, basic and diluted	$(0.04)	$(0.01)	$(0.06)	$(0.03)
Weighted average common shares outstanding, basic and diluted	100,760,265	99,547,710	100,161,741	99,547,710

The accompanying notes are an integral part of the interim consolidated financial statements.

3

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in U.S. dollars)

For the Three Months Ended June 30, 2024 and 2023
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, March 31, 2024	99,668,711	$ 302,950,305	$ 20,625,372	$ 23,708,349	$ (319,787,790)
Net loss for the period	–	–	–	–	(4,158,314)
Stock option compensation (Note 9)	–	–	–	343,220	–
Fair value of options exercised	–	25,170	–	(25,170)	–
Common shares issued for:
Private placement, net of costs	4,285,715	14,187,241	–	–	–
Option exercises	65,000	64,350	–	–	–
Balance, June 30, 2024	104,019,426	$ 317,227,066	$ 20,625,372	$ 24,026,399	$ (323,946,104)

Balance, March 31, 2023	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (296,367,837)
Net loss for the period	–	–	–	–	(1,403,770)
Stock option compensation (Note 9)	–	–	–	–	–
Balance, June 30, 2023	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (297,771,607)

For the Six Months Ended June 30, 2024 and 2023
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2023	99,548,711	$ 302,681,173	$ 20,625,372	$ 23,661,590	$ (318,392,763)
Net loss for the period	–	–	–	–	(5,553,341)
Stock option compensation (Note 9)	–	–	–	467,111	–
Fair value of options exercised	–	102,302	–	(102,302)	–
Common shares issued for:
Private placement, net of costs	4,285,715	14,187,241	–	–	–
Option exercises	185,000	256,350	–	–	–
Balance, June 30, 2024	104,019,426	$ 317,227,066	$ 20,625,372	$ 24,026,399	$ (323,946,104)

Balance, December 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (295,273,771)
Net loss for the period	–	–	–	–	(2,497,836)
Stock option compensation (Note 9)	–	–	–	–	–
Balance, June 30, 2023	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (297,771,607)

The accompanying notes are an integral part of the interim consolidated financial statements.

4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash Flows from Operating Activities:
Net loss for the period	$(4,158,314)	$(1,403,770)	$(5,553,341)	$(2,497,836)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	343,220	–	467,111	–
Depreciation	3,841	15,698	7,719	31,847
Write-down of assets held for sale	–	193,750	–	193,750
Unrealized gain on marketable equity securities	(287,994)	(303,152)	(1,218,770)	(339,084)
Amortized interest on term deposits	(289,643)	(397,395)	(700,849)	(781,773)
Changes in non-cash working capital:
Increase in interest on income tax payable	198,962	–	394,005	–
Decrease in severance accrual	–	–	(743,511)	(531,981)
Decrease in contingent value rights accrual	–	(111,694)	–	(111,694)
Net increase in prepaid expense and other	(502,981)	(653,342)	(290,521)	(325,203)
Net increase in payables and accrued expenses	1,638,266	486,800	2,296,887	351,937
Net cash used in operating activities	(3,054,643)	(2,173,105)	(5,341,270)	(4,010,037)
Cash Flows from Investing Activities:
Purchase of term deposits	(5,073,416)	(17,375,708)	(11,308,723)	(30,453,013)
Proceeds from maturity of term deposits	21,642,826	10,200,000	30,192,001	20,400,000
Net cash provided by (used in) investing activities	16,569,410	(7,175,708)	18,883,278	(10,053,013)
Cash Flows from Financing Activities:
Proceeds from private placement of common shares	15,000,002	–	15,000,002	–
Proceeds from exercise of stock options	64,350	–	256,350	–
Financing fees	(812,761)	–	(812,761)	–
Net cash provided by financing activities	14,251,591	–	14,443,591	–
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	27,766,358	(9,348,813)	27,985,599	(14,063,050)
Cash and cash equivalents - beginning of period	8,748,403	10,666,252	8,529,162	15,380,489
Cash and cash equivalents - end of period	$36,514,761	$1,317,439	$36,514,761	$1,317,439

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") has historically been engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company’s primary activities include those related to corporate and legal activities associated with the collection of the unpaid balance of the Award (defined below, see Note 3) and matters related to the Siembra Minera project (the “Siembra Minera Project”).

The U.S. and Canadian governments have imposed various sanctions (the “Sanctions”) targeting the Bolivarian Republic of Venezuela ("Venezuela"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company, in certain ways, from working with Venezuelan government officials with respect to the Settlement Agreement (defined below) and/or payment of the remaining balance of the Award plus interest and /or pursuing remedies with respect to the Resolution (defined below) by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or the financing, development and operation of the Siembra Minera Project.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years.

6

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods. The Company classifies interest and penalties on underpayment of income tax as income tax expense.

Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 4 and 5). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value. The values of the financial instruments noted above are based on level one inputs.

7

Note 2. New Accounting Policies:

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). This update is intended to enhance the transparency and decision usefulness of income tax disclosures primarily through improvements related to rate reconciliation and income taxes paid information. This update is effective commencing with the annual period beginning after December 15, 2024. The Company is evaluating the impact of the adoption of this standard on its financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss and interim disclosures of a reportable segment’s profit or loss and assets. The standard is effective for the Company’s annual reporting for the year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company does not expect the adoption to have a material impact on the consolidated financial statements or disclosures.

Note 3. Enforcement of Arbitral Award:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data. Venezuela has been in breach of the Settlement Agreement since 2018. The Company is pursuing enforcement of the Award through legal proceedings in the United States and Portugal.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. Venezuela is in breach of the Settlement Agreement and the Company is pursuing enforcement of the Award in the United States and other jurisdictions (which includes collection efforts). The remaining unpaid amount due from Venezuela pursuant to the Award totals an estimated $1.097 billion (including interest) as of June 30, 2024. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. While collection efforts continue, including legal proceedings in the United States and Portugal, the timing and amount of any funds collected under the Award, if any, is not yet probable as at June 30, 2024. This judgment was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of June 30, 2024, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10 million, substantially all of which has been paid to the CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. As of June 30, 2024, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

8

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Award and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 4. Cash and Cash Equivalents:

Cash and Cash Equivalents

	June 30,	December 31,
	2024	2023
Bank deposits	$681,422	$455,057

Short term investments:
Money market funds	35,833,339	2,392,402
U.S. Treasury bills	-	5,681,703
Total short term investments	35,833,339	8,074,105

Total cash and cash equivalents	$36,514,761	$8,529,162

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds and U.S. treasury bills which mature in three months or less.

Note 5. Term Deposits:

Term deposits

	June 30,	December 31,
	2024	2023
U.S. Treasury Bills	$7,032,907	$25,407,439
Certificates of deposit	4,145,879	3,953,776
	$11,178,786	$29,361,215

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of greater than 3 months and less than 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms and certificates of deposit. During the six months ended June 30, 2024 and 2023, the Company recorded non-cash interest income of $700,849 and $781,773, respectively, related to the amortization of discount on term deposits.

Note 6. Marketable Securities:

	June 30,	December 31,
Schedule of Marketable Securities Value	2024	2023
Equity securities
Fair value and carrying value at beginning of period	$1,175,892	$98,053
Increase in fair value	1,218,770	1,077,839
Fair value and carrying value at balance sheet date	$2,394,662	$1,175,892

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded within “Income (Loss)" in the Consolidated Statements of Operations.

9

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 7. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
June 30, 2024
Furniture and office equipment	$423,813	$(397,142)	$26,671
Transportation equipment	326,788	(326,788)	–
Leasehold improvements	29,390	(29,390)	–
Mineral property	350,000	–	350,000
	$1,129,991	$(753,320)	$376,671

		Accumulated
	Cost	Depreciation	Net
December 31, 2023
Furniture and office equipment	423,813	(389,423)	34,390
Transportation equipment	326,788	(326,788)	–
Leasehold improvements	29,390	(29,390)	–
Mineral property	350,000	–	350,000
	$1,129,991	$(745,601)	$384,390

We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. No impairment write-downs of property, plant and equipment were recorded during the six months ended June 30, 2024. During the six months ended June 30, 2023, the Company recorded an impairment charge of approximately $0.2 million to reduce the carrying value of assets held for sale to their estimated fair value less costs to sell.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the 2023 plan year were approximately $103,000. As of June 30, 2024, no contributions by the Company had been made for the 2024 plan year.

10

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of June 30, 2024, there were 1,326,107 options available for grant. In May 2024, the company’s Board of Directors approved an amendment to the Plan whereby, among other things, the number of Class A common shares of the Company available to be granted under the Plan will be increased to 14,932,307. The amendment is still subject to approval of the TSX Venture Exchange and shareholders of the Company. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the six months ended June 30, 2024 and 2023 are as follows:

	2024		2023
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,722,392	$ 2.04	7,578,393	$ 2.03
Options granted	940,000	4.24	-	-
Options exercised	(185,000)	1.39	-	-
Options cancelled	(50,000)	1.28	-	-
Options outstanding - end of period	8,427,392	$ 2.30	7,578,393	$ 2.03

Options exercisable - end of period	7,927,392	$ 2.13	7,578,393	$ 2.03

The following table relates to stock options at June 30, 2024:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	243,999	$1.04	$ 833,717	8.33	243,999	$1.04	$ 833,717	8.33
$1.60 - $1.60	2,863,750	$1.60	8,190,325	7.26	2,863,750	$1.60	8,190,325	7.26
$1.61 - $1.93	435,000	$1.77	1,170,100	5.28	435,000	$1.77	1,170,100	5.28
$2.39 - $2.52	3,514,643	$2.40	7,256,461	2.91	3,514,643	$2.40	7,256,461	2.91
$3.15 - $3.28	820,000	$3.23	1,010,000	3.36	820,000	$3.23	1,010,000	3.36
$4.48 - $5.00	550,000	$4.95	0	5.31	50,000	$4.48	0	9.96
$0.99 - $5.00	8,427,392	$2.30	$18,460,603	4.87	7,927,392	$2.13	$18,460,603	4.87

During the six months ended June 30, 2024, the Company granted 940,000 stock options. Additionally, the Company granted 2,500,000 conditional stock options, which are still subject to approval of the TSX Venture Exchange and the Company’s shareholders and therefore not included in the table above. The Company recorded non-cash compensation during the six months ended June 30, 2024 of $467,111 for stock options granted during the period.

The weighted average fair value of the options granted in 2024, exclusive of the conditional stock options, was calculated as $0.58. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	4.92%
Expected term	1.5 years
Expected volatility	45%
Dividend yield	0

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

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Change of Control Agreements

The Company maintains change of control agreements with certain officers and a consultant. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of June 30, 2024, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $7.2 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Senior Management Employment Agreements

In the fourth quarter of 2021, the Company and certain members of senior management entered into employment agreements as part of a three-year cost reduction program. The plan provides for the reduction of cash compensation and the payment of an incentive bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of June 30, 2024, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $1.0 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2023, the Company had accrued a liability for a severance payment of approximately $0.7 million. This amount was included in general and administrative expense for the year ended December 31, 2023 and was paid during the first quarter of 2024.

Note 10. Income Tax:

Income tax benefit (expense) for the six months ended June 30, 2024 and 2023 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2024		2023
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 1,289,834	25	$ 624,459	25
Difference due to:
Different tax rates on foreign subsidiaries	3,677	0	(72,733)	(3)
Non-deductible expenses	(98,647)	(2)	(164)	0
Change in valuation allowance and other	(1,194,864)	(23)	(551,562)	(22)
Interest on income tax payable	(394,005)	(8)	0	0
Income tax expense	$ (394,005)	(8)	$ 0	0

The Company recorded income tax expense of $394,005 and nil during the six months ended June 30, 2024 and 2023. Income tax expense in 2024 was a result of interest related to the 2023 derecognition of previously recognized tax benefits as outlined below.

The 2017 through 2020 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. In June 2024, the Company received a thirty-day letter and accompanying revenue agent’s report disallowing the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and proposing to tax income on or related to the Award that may be received by the Company in the future. The conclusions in the revenue agent’s report are consistent with the Notices of Proposed Adjustments (NOPA) issued by the IRS in 2023. The Company disagrees with the IRS’s position and filed a brief in August 2024 protesting the IRS’s conclusions and requesting an appeal. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax

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benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

In 2023, the Company determined it appropriate to derecognize the tax benefit of the worthless stock deductions given the increased uncertainty the IRS’s position had raised and in consideration of the ongoing CRA audit. Accordingly, the Company recognized approximately $17.8 million in income tax expense (including interest of $1.8 million), as a result of the reversal of an $8.1 million income tax receivable and the recognition of an income tax payable of $9.7 million (including interest of $1.8 million) during the year ended December 31, 2023. In 2024, the Company recognized interest of $0.4 million on the income tax payable.

The Company also recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject or any appeals of the IRS’s proposed adjustments will result in favorable outcomes.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, exclusive of interest and penalties, is as follows:

	June 30,	December 31,
	2024	2023

Total amount of gross unrecognized tax benefits at beginning of year	$16,046,894	$-
Addition based on tax positions related to the current year	-	-
Addition for tax positions of prior years	-	16,046,894
Reductions for tax positions of prior years	-	-
Settlements	-	-
Total amount of gross unrecognized tax benefits at end of period	$16,046,894	$16,046,894

At June 30, 2024 and December 31, 2023, the amount of unrecognized tax benefits, inclusive of interest that, if recognized, would impact the Company’s effective tax rate were $18,192,888 and $17,798,883, respectively. The amount of unrecognized tax benefits does not include any penalties that may be assessed.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of June 30, 2024 and December 31, 2023 were as follows:

	June 30,	December 31,
	2024	2023
Deferred income tax assets
Net operating loss carry forwards	$43,272,726	$43,223,586
Property, Plant and Equipment	(2,776)	(3,410)
Other	1,667,671	1,615,179
Total deferred income tax asset	44,937,621	44,835,355
Valuation allowance	(44,444,607)	(44,598,283)
Deferred income tax assets net of valuation allowance	$493,014	$237,072
Deferred income tax liabilities
Other	(493,014)	(237,072)
Net deferred income tax asset	$-	$-
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At June 30, 2024, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,909,771	2026
		3,544,287	2027
		13,509,206	2028
		12,802,774	2029
		15,817,116	2030
		17,711,508	2031
		5,138,859	2032
		7,470,844	2033
		8,656,105	2034
		12,355,951	2035
		14,689,926	2036
		11,078,220	2037
		1,060,155	2038
		2,763,068	2039
		4,107,181	2040
		14,867,517	2041
		3,914,038	2042
		10,578,684	2043
		5,702,560	2044
	6,444,206		-
	$6,444,206	$ 167,677,770

Note 11. Common Shares:

In June 2024, the Company closed a private placement of shares for gross proceeds of $15.0 million. Pursuant to the private placement, the Company issued 4,285,715 Class A common shares at a price per share of $3.50. In connection with the offering, the Company incurred costs of approximately $0.8 million for net proceeds of approximately $14.2 million. The Company is evaluating and considering engaging in a potential transaction, solely or with one or more other parties (“Potential Transaction”) in relation to the sale of the common shares of PDV Holdings, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp, pursuant to the sales and bidding procedures managed by the Special Master appointed by the U.S. District Court for the District of Delaware. On June 11, 2024, the Company submitted a credit bid for the common shares of PDVH pursuant to the bidding procedures. The Company currently does not have any obligations or commitments with respect to any Potential Transaction.

The net proceeds from the June 2024 private placement and the July 2024 private placement (as described in Note 12), as well as additional cash on hand, provide the Company with in excess of US$80 million to be used to assist in funding certain expenses in connection with any Potential Transaction, including any cash deposit required with respect thereto; however, there can be no assurance that any Potential Transaction will be consummated and in such case, the net proceeds of the private placement may also be used for working capital and general corporate purposes.

Note 12. Subsequent Events:

In July 2024, the Company closed a private placement of shares for gross proceeds of $36.0 million. Pursuant to the private placement, the Company issued 8,780,488 Class A common shares at a price per share of $4.10. In connection with the offering, the Company incurred costs of approximately $1.4 million for net proceeds of approximately $34.6 million.